SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 20, 2002

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 787 2849

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                        ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------

On November 15, 2002, OJSC Rostelecom (the "Company") filed its quarterly report for the fiscal quarter ended September 30, 2002 (the "Quarterly Report") with the Russian Federal Commission for the Securities Market as required by the Russian Federation's securities legislation.

The requirements for the contents of the Quarterly Report and criteria for the information to be disclosed in the Quarterly Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

As a consequence of such differences, the Quarterly Report includes unaudited unconsolidated statutory financial statements of the Company prepared in accordance with Russian accounting standards ("RAS"). RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the Quarterly Report are prepared on a basis different from the basis used to prepare the Company's audited annual consolidated financial statements included in its Annual Reports on Form 20-F.

Terms used in the Quarterly Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

Certain statements in the Quarterly Report are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to:

     o    the Company's plans to construct and modernize its network;
     o the Company's plans relating to the expansion of the range of its services;
     o the Company's plans concerning the restructuring of its branch network;
     o the Company's expectations as to its position in the telecommunications market;
     o    the Company's expectations as to the increase of its revenues; and
     o    other statements regarding matters that are not historical facts.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     o risks relating to changes in political, economic and social conditions in Russia;
     o risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;
     o risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and
     o    other risks and uncertainties.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

For any questions concerning the Quarterly Report, contact Olga Vladimirovna Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095)973-9940, by facsimile at +7 (095)787-2850 or by email at
mokhoreva@hq.rt.ru.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:    November 20, 2002               By:
                                             -------------------------------
                                             Name:  Vladimir I. Androsik
                                             Title: Deputy General Director -
                                                    Finance Director

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit Number      Description
--------------      -----------

1. English translation of the Company's Quarterly Report for its third fiscal quarter ended September 30, 2002 filed with the Russian Federation Commission for the Securities
                    Market.